

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
NO ACT
P.E 4-4-03
0-15325



03056657

April 15, 2003

William Peterseim
4411 Sir Robert Ave.
North Royalton, OH 44133

Re: Ascential Software Corporation
Reconsideration request dated April 4, 2003

Dear Mr. Peterseim:

This is in response to your letter dated April 4, 2003 concerning the shareholder proposal submitted to Ascential by William Peterseim. On April 4, 2003, we issued our response expressing our informal view that Ascential could exclude the proposal from its proxy materials for its upcoming annual meeting in reliance on rule 14a-8(i)(7). You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Philip P. Rossetti
Hale and Dorr LLP
60 State Street
Boston, MA 02109

CRGH

William Peterseim
4411 Sir Robert Ave.
North Royalton, Ohio 44133

4/4/2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Gail A Pierce, Division of Corporation Finance
Phone: (202) 942-2811
Fax: (202) 942-9635

Re: Response of the Office of chief Counsel
Ascential Sortware Corporation
Incoming letter dated February 4, 2003

As a party seriously damaged by the poor management decisions of Ascential Software. and, more particularly, in light of recent precedent, I find your decision simply dismissing all of my shareholder proposals under a blanket of their constituting, as contended by the legal staff at Ascential, "ordinary business operations" arbitrary, anti-investor, and laise' faire.

As such, I find your decision not at all conducive to building investor confidence in either the corporate community or their regulatory watchdog. I find that particularly interesting and alarming in view of the widespread catastrophic events of these past three (3) years with such widespread corporate fraud not seen since the Securities Acts of 1933 and '34.

I find it also disturbing in light of the recent change of management at the SEC as your prior Chairman was viewed as "too close to the corporate world he was charged with overseeing".

My contention is that, while perhaps a few of my proposals could be construed as "ordinary business operations", I do not believe that blanket, shotgun approach is valid or fair in wiping away all proposals. I have read the Ascential response and feel that they make some good points and would even agree, to a limited degree, as to their application. I had intended to so indicate to you after reading their response except business took me out of the area and I got ill and am still not well after over a month.

I, and I'm sure many shareholders, have a real problem with the excessive compensation programs of many corporate executives who are clearly not worth their extravagant pay (which is coming from us and negatively impacting our share value). A number of executives of various companies have gone on record cutting their own pay or, in some instances, refusing to take any pay or bonuses until the companies they run are, once again profitable or, at least, "out of the woods".

I had hoped in my proposals, to be able to call widespread attention to these issues and the poor decisions and obvious failures by management to at least have this placed as a "talking point" on the agenda of the next Shareholder Meeting. I find it disturbing that the SEC doesn't feel the shareholders who put up the money this company runs on should even have the opportunity to discuss the fairness or appropriateness of their unearned (many feel) compensation. So, we are silenced and must take whatever is dealt us because someone determines it is "ordinary business operations".

Apparently, our only recourse is to VOTE OUT EVERY MEMBER OF THE BOARD OF DIRECTORS and sponsor our own slate. Is that our only recourse and, if so, how do we organize such a plan with no list of shareholders?

If you throw out the issue of cutting salaries, how can you, in these times, coincidently throw out with your blanket dismissal, the issue of "re-pricing options" which has been in the HEADLINES of financial journals for over two years and considered, by many, to be not only an affront to shareholders and an award for incompetence, but highly unethical if not fraudulent?

This issue has been discussed repeatedly and influential leaders and writers in the financial/investment community have both brought this unsavory practice to light and condemned it, urging regulations, if nothing else, to stop the practice.

Given the high-profile nature of this issue, I thought that at the very least, our watchdog in Washington, with a change in leadership from one so cozy with the corporate chiefs who have committed these actions, would have a sympathetic ear on at least this issue and, barring outright regulation which I intend to pursue through Congress, at least allow its discussion at a Shareholder Meeting.

I guess I was mistaken in judgment.

I wonder why Ascential's management is so worried that they called me trying to get me to back off and sent you such a response so as to keep these issues from discussion at that meeting. What have they to hide? Why are you allowing them to hide all of these issues?

Therefore, I formally appeal your decision and request reconsideration on at least the following proposals: (iii) forbidding the repricing of existing options or replacing them with options at lower prices; (iv) replacing existing options at prices lower than that on July 3, 2001 with options at the opening Bid price on that date.

I do so for, while you could make a case of needing the ability to set compensation terms to entice new managers, as was discussed by Ascential with me, repricing options lower except to adjust proportionately for any split, should be a forbidden practice and have little or nothing to do with making proposals to entice or retain management. As I contended before, as a corporation, or a Board of Directors, you might actually try "having a little backbone". I haven't seen anything from current management that tells me they're "irreplaceable". If the only way the Board can retain the current CEO is to lower options because his prior decisions were detrimental to the share price and killed it and investors, then allow me to hold the Exit Door for him. I have no doubts a better replacement could be found in this environment, and for less money.

Submitted by William Peterseim, CFP

Cc: Ascential Software